Mail Stop 3561

August 12, 2008

Via Fax & U.S. Mail

Mr. George Achniotis
Chief Financial Officer
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Holdings Inc.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2007

Note 2. Summary of Significant Accounting Policies

– Prepaid Voyage Costs, page F-16

1. We note your disclosure that prepaid voyage costs relate to cash paid in advance for expenses associated with voyages and the amounts are recognized as expense over the voyage or charter period. Please explain to us how this policy complies with one of the acceptable methods prescribed in EITF 91-9. If the difference between recognizing expense under your current policy (i.e., over the voyage or charter period) rather than on an as incurred basis is not material, please quantify the amount for us and revise your footnote in future filings to specifically state so. Otherwise, please revise your financial statements accordingly.

Note 3. Acquisition/Reincorporation, page F-21

2. We note that you have allocated a portion of the purchase price in the Kleimar acquisition to favorable and unfavorable leases. Please tell us how you determined the amounts allocated to these favorable and unfavorable leases, as well as the amounts allocated to the favorable and unfavorable purchase options. Also, tell us why it appears you have not allocated a portion of the purchase price to the customer-related intangible asset arising from the in-place leases. If you have performed an analysis for the existence of any customer related intangibles, please provide us your assumptions and your conclusion. See SEC Staff Speech by Chad Kokenge, 2003 Thirty-First AICPA National Conference on Current SEC Developments.

3. We note that you have allocated a portion of the Kleimar purchase price to investment in finance lease for the vessels Obeliks and Vanessa. Please tell us the nature of these assets and tell us how such assets are being recognized within the financial statements.

4. Reference is made to favorable vessel and unfavorable purchase options acquired as part of your Kleimar aquisition. We note from your disclosure that the favorable vessel purchase options are not amortized but rather capitalized as part of the cost of the vessel and depreciated over the remaining life of the vessel, and with respect to the unfavorable purchase options, the liability is included in the calculation of the gain or loss on sale of the related vessel upon exercise. In this regard, please tell us why you believe it is appropriate to defer any expense recognition associated with favorable vessel purchase options until it is capitalized as part of vessel cost. By the same token, please explain why you believe that deferral of any recognition related to the liability is appropriate until exercise of the unfavorable purchase option. As part of your response, please provide us with the accounting guidance which you relied upon and supports the basis for your conclusions. We may have further comment upon receipt of your response.

Note 6. Accounts Receivable, page F-23

5. We note that your balance of accounts receivable is material to current assets at December 31, 2007. In future filings, please revise the notes to the financial statements to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraph 13a-c of SOP 01-06.

Note 9. Intangible Assets Other than Goodwill, page F-28

6. We note that during both 2007 and 2006, the activity in the favorable lease terms account includes an amount transferred to vessel cost. For each year, please tell us the nature of the transaction in which this amount was transferred and how you determined or calculated the amount. Also, please tell us why the amount does not appear to be included in the detail of vessel activity as presented in Note 8.

7. Reference is made to your footnote (***). It appears of the $262,610 purchase accounting adjustments for favorable lease terms, $57,187 is related to favorable purchase options which are not amortized and should the purchase option be exercised, any unamortized portion of this assets will be capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel. It also appears that the entire $262,610 purchase accounting adjustment was attributed to your acquisition of Kleimar N.V. In this regard, it is unclear why the amount disclosed in the footnote related to the favorable purchase options does not agree to the amount disclosed in the table as favorable vessel purchase options in Note 3 on page F-22. Please explain the reason for the difference and reconcile the amounts for us.

Note 10. Investment in Affiliates, page F-29

8. We note from your disclosure in Note 20 that you recognized $167,511 gain on the sale of the assets to Navios Partners. In light of the fact that upon the closing of the IPO you retained a 43.2% interest in Navios Partners, please tell us how you considered this interest in the calculation of the gain recognized on the sale of assets. As part of your response, please tell us if the net book value of the assets sold reflects 100% of your interest in those assets and tell us how you determined the remaining investment in Navios Partners recorded on your books. Also, please tell us why you believe it is appropriate to reflect the gain on the divestiture of these subsidiaries in continuing operations rather than as discontinued operations.

Note 11. Accrued Expenses, page F-30

9. We note that the provision for losses on voyages in progress was significantly increased as of December 31, 2007. Please tell us, and revise your MD&A in future filings to explain why this increase in the provision was considered necessary in 2007.

Note 14. Employee Benefit Plans, page F-37

10. We note your disclosure that the "simplified method" was used to determine the expected term assumption. In future filings, please disclose the reason why you believe it is appropriate to use the simplified method. See Question 6 of SAB Topic 14.D.2

Note 16. Commitments and Contingencies, page F-39

11. We note from your disclosure on page 39 that you have provided for $5.4 million in your 2006 financial statements related to the notification you received that one of your FFA trading counterparties filed for bankruptcy in Canada and your related exposure of $7.7 million. In future filings, please disclose the nature of this loss contingency in the notes to your financial statements.

Note 19. Common Stock, page F-42

12. We note your disclosure that the reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification. Please provide us whit your analysis which supports the fair value of the modified warrant was less than the value of the original warrant immediately prior to the modification. As part of your response, please tell us how you valued the fair value of the warrants at the time of the modification, including the nature of all significant assumptions used in your analysis.

13. We note your disclosure that on December 28, 2006 you made an offer to the holders of your 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5 or (b) receiving one share in exchange of every 5.25 warrants surrendered. Please tell us and revise future filings to disclose the original conversion terms of the warrants included in this offer and explain to us how you accounted for this inducement offer. If the offer did not result in any accounting consequence please explain to us the reason why and provide us with any accounting guidance you relied upon in determining your accounting treatment.

14. We note that during the years ended December 31, 2007 and 2006 you have had significant activity in relation to your outstanding warrants. In future filings, please revise the notes to your financial statements to include a roll-forward of the activity of your warrants for each of the years presented. See Rule 4-08(i) of Regulation SX.

Note 22. Earnings Per Common Share, page F-46

15. We note your disclosure that net income for the year ended December 31, 2007 is adjusted for purposes of the earnings per share calculation to reflect the inducement of the exercise of warrants and resulted in an adjustment of $4,195,000 which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Please provide us details as to the nature of this transaction and tell us how the $4,195,000 amount was calculated or determined. As part of your response, please explain the assumptions used in determining the fair value of both the securities issued in exchange of warrants surrendered and the warrants surrendered.

Form 6-K dated June 4, 2008

Note 2. Summary of Significant Accounting Policies

(C) Accounting for the Acquisition of Horamar

16. We note your disclosure that you accounted for the acquisition of Horamar Group as a partial sale of CNSA to the minority shareholders of Navios Logisitcs, and a partial acquisition of Horamar and accordingly, a gain was recognized by Navios for the portion of CNSA sold amounting to $2,574. Please provide us details as to how the gain was calculated or determined. Also, please tell us how you determined the fair value of the 32.8% ownership in CNSA used in the purchase price calculation in Note 3.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. George Achniotis
Navios Maritime Holdings Inc.
August 12, 2008
Page 6

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE (212) 983-3115
Mr. Kenneth R. Koch, Esq.
Mintz Levin